UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

KOWLOON-CANTON RAILWAY CORPORATION

(Translation of registrant’s name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.]

Press Release : KCRC launches HK$500 million retail bond issue
SIGNATURES

20 May 2003

KCRC launches HK$500 million retail bond issue

     The Kowloon-Canton Railway Corporation (KCRC) announced today the launch of its inaugural HK$500 million retail bond issue.

     The bonds will be open for public subscription at more than 450 designated branches of 10 placing banks from 9am tomorrow (21 May 2003) to 12 noon on 30 May 2003.

     Underwritten by HSBC, the bonds will be issued in two tranches — one with a tenor of five years and a coupon rate of 3%, and the other a tenor of 10 years and a coupon rate of 4.8%.

     The subscription price of the bonds will be fixed on 3 June 2003, and the bonds will be issued on 6 June 2003. Applications must be made in the amount of HK$50,000 or its multiples.

     The retail bond follows the successful issue of a HK$800 million 10-year institutional bond last Thursday (15 May 2003).

     Speaking at today’s signing ceremony for the retail bond issue, Chairman Mr Michael Tien said, “This retail bond will be the first time for Hong Kong to have a 10-year issue available to the general public.

     “Together with the HK$500 million 10-year bond issued to institutional investors last week, which was later increased to HK$800 million because of strong demand, we will be raising at least the first HK$1.3 billion out of the HK$30 billion we need. We will be watching the market closely, and will be coming back for more when conditions are right,” he said.

     Mr Tien said KCRC would need to borrow HK$30 billion from now to about 2008 to finance the construction of the Sha Tin to Central Link and the Kowloon Southern Link.

     Details of the retail bond issue are contained in the Offering Memorandum obtainable from tomorrow at the designated branches of the 10 placing banks. They are Bank of Communications (Hong Kong Branch), Bank of East Asia, Dah Sing Bank, Dao Heng Bank, Hang Seng Bank, HSBC, International Bank of Asia, Shanghai Commercial Bank, Standard Chartered Bank and Wing Lung Bank.

     The Offering Memorandum will also be posted on the KCRC website (www.kcrc.com) during the subscription period.

- End -

For further enquiries, please contact

KCRC

Jeffrey Cheung	Deputy Director, Finance	Tel : 2688-1037
Connie Law	Manager (Media)	Tel : 2688-1772
Pager: 71111668/7584

HSBC

Helen Wong	Head of Debt Markets Client Group, Greater China	Tel: 2822-2628

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION

Date May 21, 2003	By:	/s/ Jeffrey Cheung Name: Jeffrey Cheung Title: Deputy Director, Finance